Sentinel Energy Services Inc.

700 Louisiana Street, Suite 2700

Houston, Texas 77002

November 30, 2018

VIA EDGAR

Katherine Bagley

Staff Attorney

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sentinel Energy Services Inc.
Registration Statement on Form S-4
Filed November 29, 2018
File No. 333-228366

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sentinel Energy Services Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, December 4, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Krishna Shivram
Krishna Shivram

cc:	Winston & Strawn LLP